Exhibit 12.1

CMS ENERGY CORPORATION

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

				In Millions, Except Ratios
	Three Months
	Ended	Year Ended December 31
	March 31, 2013	2012	2011	2010	2009	2008
Earnings as defined[1]
Pretax income from continuing operations	$239	$622	$606	$590	$335	$440
Exclude equity basis subsidiaries	(2)	(7)	(1)	(2)	2	(1)
Fixed charges as defined[2]	105	414	437	449	456	429
Earnings as defined[2]	$342	$1,029	$1,042	$1,037	$793	$868
Fixed charges as defined[1]
Interest on long-term debt	$94	$372	$396	$394	$383	$371
Estimated interest portion of lease rental	6	21	18	16	17	25
Other interest charges	5	23	25	42	58	35
Fixed charges as defined[2]	105	416	439	452	458	431
Preferred dividends	-	-	-	13	17	17
Combined fixed charges and preferred dividends	$105	$416	$439	$465	$475	$448
Ratio of earnings to fixed charges	3.26	2.47	2.37	2.29	1.73	2.01
Ratio of earnings to combined fixed charges and preferred dividends	3.26	2.47	2.37	2.23	1.67	1.94

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2 Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.